13012434

Ma 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
14 REGISTRATIONS BRANCH

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 01068

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING ____________
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG

(Name – if individual, state last, first, middle name)

345 Park Avenue NY NY 10154

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/4/13

KPMG



**NEUBERGER BERMAN LLC**

Consolidated Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

Telephone +1 212 758 9700
Fax +1 212 758 9819
Internet www.us.kpmg.com

# Report of Independent Registered Public Accounting Firm

The Members of
Neuberger Berman LLC:

We have audited the accompanying consolidated statement of financial condition of Neuberger Berman LLC as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition (the consolidated financial statement).

***Management's Responsibility for the Consolidated Financial Statement***

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the consolidated financial statement referred to above presents fairly in all material respects, the financial position of Neuberger Berman LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2013

**NEUBERGER BERMAN LLC**

Consolidated Statement of Financial Condition

December 31, 2012

(In thousands)

| | | |
|---|---|---|
| Assets | | |
| Cash and cash equivalents | $ | 201,190 |
| Cash segregated for the exclusive benefit of customers | | 1,554 |
| Financial instruments owned, at fair value | | 16,437 |
| Assets of Consolidated Client Fund: | | |
| Cash and cash equivalents | | 1,073 |
| Investments | | 4,262 |
| Receivables | | 48 |
| Derivative contracts receivable | | 9 |
| Other assets | | 51 |
| Receivables: | | |
| Advisory and administrative fees receivable | | 9,198 |
| Broker-dealers and clearing organizations | | 3,040 |
| Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $3,122) | | 902 |
| Identifiable intangible assets and goodwill (net of accumulated amortization of $24,663) | | 84,261 |
| Other assets | | 2,578 |
| Total assets | $ | 324,603 |
| Liabilities and Equity | | |
| Liabilities: | | |
| Accrued compensation | $ | 98,558 |
| Due to affiliates | | 27,722 |
| Income taxes payable | | 11,984 |
| Accounts payable and accrued expenses | | 5,920 |
| Deferred income | | 3,708 |
| Broker-dealers and customers | | 1,680 |
| Liabilities of Consolidated Client Fund: | | |
| Derivative contracts payable | | 51 |
| Accrued expenses | | 137 |
| Securities sold, not yet purchased | | 14 |
| Other liabilities | | 12,910 |
| Total liabilities | | 162,684 |
| Members' capital | | 159,662 |
| Non-controlling interests in Neuberger Berman LLC | | 2,257 |
| Total equity | | 161,919 |
| Total liabilities and equity | $ | 324,603 |

See accompanying notes to consolidated statement of financial condition.

## (1) Organization and Description of Business

Neuberger Berman LLC, a Delaware limited liability company (NB LLC or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC, a Delaware limited liability company (NBSH). NB LLC is a registered broker-dealer and registered investment adviser engaged principally in providing investment advisory services to individuals and institutions. Representative clients include individuals, families and institutions including: endowments, foundations, trusts and employee benefit plans. In addition, NB LLC is retained by certain affiliates, including Neuberger Berman Management LLC (NBM), the adviser to the Neuberger Berman mutual funds complex, to perform sub-advisory services. The Company clears certain of its customers' securities transactions on a fully disclosed basis through J.P. Morgan Clearing Corp., which also serves as custodian for a significant number of the Company's clients.

## (2) Significant Accounting Policies

### *(a) Basis of Presentation*

The consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the consolidated statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated statement of financial condition. Although these estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

### *(b) Principles of Consolidation*

NB LLC consolidates voting interest entities in which the Company's ownership exceeds 50%. During the fourth quarter of 2012, the Company concluded it held a majority interest in one of its funds, the Neuberger Berman Risk Balanced Commodity Fund (Consolidated Client Fund), and therefore is required under GAAP to consolidate the fund. The Company has recognized non-controlling interest for the portion of the Consolidated Client Fund that it does not own. All intercompany accounts and transactions have been eliminated in consolidation. The Company does not provide performance guarantees and has no other financial obligations to provide funding to the Consolidated Client Fund.

### *(c) Cash and Cash Equivalents*

Cash and cash equivalents consist primarily of investments in money market funds of approximately $135.7 million, which funds are highly liquid and payable on demand.

In addition, $0.8 million of investments in money market funds is held by Consolidated Client Fund. Cash and cash equivalents held by Consolidated Client Fund is not available to fund the general liquidity needs of NB LLC.

*(d)* ***Investments***

Investments consist of investments held by the Company and Consolidated Client Fund. Investments held by the Company are carried at market or fair value. Investments held by Consolidated Client Fund are also carried at market or fair value.

*(e)* ***Securities Transactions***

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management. Investments in mutual funds are valued using the year end quoted net asset value per share.

*(f)* ***Derivative Financial Instruments***

In the normal course of business, Consolidated Client Fund enters into transactions involving derivative financial instruments in connection with investing activities. Derivative contracts are valued at fair value based on market quotes when readily available from major exchanges or otherwise using valuations based on pricing models commonly employed by market participants.

*(g)* ***Furniture, Equipment and Leasehold Improvements***

Furniture, equipment, and leasehold improvements consist primarily of ownership interests in leasehold improvements, furniture and equipment, computer hardware and software, and are recorded at cost, net of accumulated depreciation and amortization. Leasehold improvements are amortized on a straight line basis over the lesser of the remaining life of the related office lease or the expected useful life of the assets. Depreciation and amortization are calculated using the straight line method over the assets' estimated useful lives of three to ten years. The Company periodically evaluates long lived assets for impairment and if events or changes in circumstances indicate the carrying amounts of the assets may be determined to be not recoverable.

*(h)* ***Identifiable Intangible Assets and Goodwill***

Goodwill and identifiable intangible assets with an indefinite useful life are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Identifiable intangible assets are amortized on a straight line basis over their useful lives in accordance with GAAP, and are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

*(i)* *Income Taxes*

NB LLC, as a limited liability company, is subject to the New York City unincorporated business tax (NYC UBT).

NB LLC complies with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic *Accounting for Uncertainty in Income Taxes* which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach so that a tax benefit is only recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

## (3) Cash Segregated For The Exclusive Benefit of Customers

At December 31, 2012, cash of $1.6 million was segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2) of the Securities Exchange Act of 1934, as amended.

## (4) Fair Value of Investments

The Company follows GAAP attributable to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

*Level 1* – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

*Level 2* – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

*Level 3* – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. General and limited partner interests and non-investment grade residual interests in securitizations and collateralized loan obligations are examples of investments included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

Fair value measurements used on a recurring basis at December 31, 2012 were:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | | (In thousands) | | |
| Assets: | | | | |
| Cash equivalents: | | | | |
| Money market funds | $ 135,704 | — | — | $ 135,704 |
| Firm investments owned: | | | | |
| Equities and mutual funds | 16,103 | — | — | 16,103 |
| Municipal bonds | — | 334 | — | 334 |
| Investments of Consolidated Client Fund: | | | | |
| Corporate bonds | — | 1,987 | — | 1,987 |
| Treasury bills | 2,275 | — | — | 2,275 |
| Cash equivalents: | | | | |
| Money market funds | 752 | — | — | 752 |
| Total assets at fair value | $ 154,834 | 2,321 | — | $ 157,155 |
| Liabilities: | | | | |
| Securities sold, not yet purchased | $ 14 | — | — | $ 14 |
| Total liabilities at fair value | $ 14 | | | $ 14 |

The following is a description of the valuation methodologies used for NB LLC and Consolidated Client Fund's investments measured at fair value on a recurring basis, as well as the general classification of those investments pursuant to the valuation hierarchy:

*Cash equivalents* - Cash equivalents consist of excess cash invested in various money market funds that are valued based on published net asset values and are included in Level 1 of the valuation hierarchy.

*Firm investments* - Firm investments include equity and fixed income securities and sponsored funds. Equity securities generally are valued using unadjusted quoted market prices and are included in Level 1 of the valuation hierarchy. Fixed income securities are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy. Sponsored funds consist of publicly traded mutual funds which are valued using published net asset values and are included in Level 1 of the valuation hierarchy.

*Consolidated Client Fund* – Consolidated Client Fund's investments include fixed income and US government securities. Fixed income securities are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy. US

government securities are valued based on quoted yields in secondary markets and are included in Level 2 of the valuation hierarchy.

Other assets of NB LLC measured at fair value on a nonrecurring basis are as follows:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | | (In thousands) | | |
| Assets: | | | | |
| Goodwill | $ — | — | 73,987 | $ 73,987 |
| Identifiable intangible assets, net | — | — | 10,274 | 10,274 |
| Total | $ — | — | 84,261 | $ 84,261 |

At December 31, 2012 the value of NB Group was estimated using a combination of the income and market approaches. The income approach is based on projected cash flows whereas the market approach uses estimates of the value of comparable companies. The Company's relative value (considering contribution to revenue, net income and assets under management) to NB Group was then considered to determine the relative fair value of the Company in relation to NB Group. The relative fair value of the Company is then compared to its carrying value to determine if there is impairment of the goodwill. Identified intangible assets were measured for impairment based on the estimated value of those assets using an income approach. The income approach is based on assets under management and projected cash flows. Management concluded that there was no impairment at December 31, 2012.

***Trading Derivatives***

Trading derivatives are instruments that Consolidated Client Fund has entered into as part of their overall management and investment strategies. Such contracts include futures classified as derivatives.

| | Assets | | Liability | |
|---|---|---|---|---|
| | Notional | Fair value | Notional | Fair value |
| Trading derivatives | $ 7,730 | 9 | 2,401 | 51 |
| Total | $ 7,730 | 9 | 2,401 | 51 |

## (5) Goodwill and Identifiable Intangible Assets

Goodwill is reflected in the consolidated statement of financial condition at its carrying value of $73,987. Identifiable intangible assets of $34,455 are primarily comprised of customer lists at December 31, 2012. Accumulated amortization on the identifiable intangibles is $24,181 at December 31, 2012.

Goodwill is recorded net of amortization expense in the statement of financial condition. The amount of goodwill amortization recorded prior to the adoption of the ASC Topic, *Business Combinations*, was approximately $0.5 million.

Identifiable intangible assets have amortizable lives of 2 to 5 years. The weighted average life of the identifiable intangible assets is approximately 4 years. Estimated amortization expenses for each of the years ending December 31, 2013 through 2017 are as follows:

| | | 2013 | 2014 | 2015 | 2016 | 2017 |
|---|---|---|---|---|---|---|
| | | | | (In thousands) | | |
| Estimated amortization expense | $ | 4,411 | 2,707 | 1,685 | 1,685 | 1,610 |

In 2012, the Company made an earnout payment in the amount of approximately $23.8 million (Earnout Payment) in connection with an earnout liability related to the acquisition of certain assets of an investment advisory business made in a prior year. In accordance with GAAP this amount has been reflected as an addition to goodwill. In addition, during 2012 the Company entered into an asset purchase agreement with an investment management firm pursuant to which the Company agreed to purchase certain assets of the asset management firm. In accordance with GAAP, the asset purchase resulted in the Company recording in the consolidated statements of financial condition as of December 31, 2012, certain intangible assets.

## (6) Employee Benefit Plans

Employees of NB LLC, along with employees of certain of its affiliated companies, participate in the NB Group 401(k) Plan (Plan). Matching and profit sharing contributions by NB Group are discretionary. NB Group's Board of Directors makes an annual determination whether NB Group will provide matching contributions. At December 31, 2012 the NB Group Board of Directors agreed to make matching and profit sharing contributions to the Plan for the benefit of certain participants in the Plan, including certain employees of the Company.

Certain employees of NB LLC participate in the NB Group Contingent Compensation Plan (Contingent Compensation Plan) which was established in 2008. Other than with respect to death, disability or retirement, allocations under the Contingent Compensation Plan may be forfeited, should an employee no longer be employed by NB LLC or an affiliated entity. Initially, the Parent will measure any related compensation expense based on the fair value at the date of award and will allocate the applicable expense to NB LLC over the vesting period, as such term is defined in the Contingent Compensation Plan. At each subsequent reporting period until the award is settled, the fair value of the contingent compensation will be re-measured based on the current fair value of the award granted.

(Dollars in thousands, except where noted)

## (7) Income Taxes

The Company is a partnership for U.S. income tax purposes and because its principal place of business is New York City, is subject to NYC UBT.

As of December 31, 2012, the Company had a deferred tax asset of approximately $0.3 million included in other assets on the statement of financial condition which consisted of the following:

| | | |
|---|---|---|
| Deferred tax asset components: | | |
| Amortization of intangibles | $ | 71 |
| Reserves currently not deductible | | 17 |
| Deferred compensation | | 159 |
| Depreciation | | 14 |
| Gross deferred asset before valuation | | 261 |
| Valuation allowance | | - |
| Deferred tax asset | $ | 261 |

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the consolidated statement of financial condition. During the period, the Company increased the gross amount of unrecognized tax benefits by $3.8 million which, if recognized, would favorably impact the Company's effective tax rate. The unrecognized tax benefits relate to the deductibility of compensation related expenses. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

| | | |
|---|---|---|
| Balance as of December 31, 2011 | $ | 7,336 |
| Additions based on tax provisions related to the current period | | 3,752 |
| Balance as of December 31, 2012 | $ | 11,088 |

(Dollars in thousands, except where noted)

## (8) Related Party Transactions

Financial instruments owned include $15.8 million invested in mutual funds managed by NBM at December 31, 2012.

Due to affiliates is comprised of $27.7 million, of which $21.1 million is due to NB Group, $4.4 million payable to Neuberger Berman Services LLC, and $2.2 million due to other affiliates.

## (9) Commitments and Contingencies

### *(a) Lease Commitments*

NB LLC has contractual obligations under long-term noncancelable lease arrangements, principally for office space, expiring on various dates through 2017. The largest lease arrangement is for the Company's headquarters in New York City, with annual rent of $14.0 million or approximately $41 dollars per square foot. Office space leases are subject to escalation provisions based on increases in costs incurred by the lessor. As of December 31, 2012, approximate aggregate minimum future rental payments (before operating expenses and real estate taxes) on the operating leases under these lease agreements are as follows:

| Year: | | Amount |
|---|---|---|
| 2013 | $ | 14,151 |
| 2014 | | 13,987 |
| 2015 | | 13,987 |
| 2016 | | 13,987 |
| December 31, 2017 and thereafter | | 4,662 |
| Total minimum lease payments | $ | 60,774 |

The Company has an obligation to complete certain leasehold improvements by June 30, 2015. The estimated range of costs of such improvements is expected to be between $2 million to $4 million.

### *(b) Litigation and Contingencies*

NB LLC is involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. NB LLC recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, NB LLC accrues the most likely amount it has determined it is most likely to incur. If the amount is not determinable, NB LLC accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of such proceedings, in the aggregate, will not have a material adverse effect on NB LLC's financial condition.

(Dollars in thousands, except where noted)

## (10) Consolidated Client Fund

As noted in note 2, at December 31, 2012, the Company consolidated a fund, Consolidated Client Fund, in which it held a majority interest. The assets, liabilities and equity not owned by the Company (disclosed as non-controlling interest in Neuberger Berman LLC) of the Consolidated Client Fund are disclosed separately on the consolidated statement of financial condition.

## (11) Capital Requirements

As a registered broker dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA), NB LLC is subject to the Securities Exchange Commission's Uniform Net Capital Rule 15c3-1. NB LLC is also a member of the National Futures Association and is subject to the Commodity Futures Trading Commission's Rule 1.17.

Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of a) 2% of aggregate debit items arising from customer transactions, b) 8% of customer risk maintenance margin requirements plus 4% of noncustomer risk maintenance margin requirements or c) $1.5 million. As of December 31, 2012, NB LLC had net capital of approximately $58.7million, which exceeded the minimum net capital requirement by approximately $57.2 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

The Company is also subject to other U.S. federal, state and non-U.S. laws, rules and regulations, including minimum capital requirements for acting as a non-bank custodian for certain accounts, and maintains adequate capital to ensure compliance with such laws, rules and regulations.

## (12) Subsequent Event

The Company's management has evaluated events occurring after the date of the consolidated statement of financial condition (subsequent events) through February 28, 2013, the date the consolidated statement of financial condition was issued, to determine whether any subsequent events necessitate adjustment to or disclosure in the consolidated statement of financial condition.